
03056787


APR 24 2003


PROCESSED
APR 25 2003
THOMSON
FINANCIAL

In touch with healthcare value℠

Angelica Corporation
Annual Report for Fiscal Year Ended January 25, 2003

In touch with healthcare value℠
describes our relationship with our customers.



We're in touch. Our linens and apparel touch thousands of healthcare providers, patients and professionals everyday. And with every touch, we learn more about our customers' needs – and we get better and better at delivering them value.

In touch with healthcare value℠
describes our role in a dynamic, vibrant industry.



We're healthcare. We provide mission-critical apparel and linen management services exclusively to the healthcare industry. The importance of our role and our focus on healthcare makes us an increasingly important strategic partner and resource for our customers.

In touch with healthcare value℠
describes what we've become and our strategic direction.



We're value. Our performance demonstrates the value of the high-touch, customer-focused business strategy that we are executing. On the pages that follow, we share with you how we're delivering this value today and our progress towards strengthening our leadership position.

Financial Highlights

For Years Ended (Dollars in thousands, except per share amounts)	January 25, 2003	January 26, 2002	Percent Increase (Decrease)
CONTINUING OPERATIONS:			
Combined sales and revenues	$363,419	$350,063	3.8
Income before extraordinary item	$ 11,006	$ 1,629	575.6
Basic per share	$ 1.27	$ .19	568.4
Diluted per share	$ 1.25	$ .19	557.9
Extraordinary item	$ (4,409)	—	
Income after extraordinary item	$ 6,597	$ 1,629	305.0
Basic per share	$ .76	$ .19	300.0
Diluted per share	$ .75	$ .19	294.7
DISCONTINUED OPERATIONS:			
Loss from discontinued operations	$ (6,662)	$ (24,338)	
COMBINED CONTINUING AND DISCONTINUED OPERATIONS:			
Net loss	$ (65)	$ (22,709)	
Basic per share	$ (.01)	$ (2.64)	
Diluted per share	$ (.01)	$ (2.62)	
Dividends paid per share	$ .34	$ .32	6.3
YEAR-END FINANCIAL POSITION:			
Total debt	$ 20,811	$ 72,414	(71.3)
Total debt to total capitalization	13.0%	33.9%	
Return on net assets (before extraordinary item)	10.5%	1.4%	
Shareholders' equity	$139,660	$141,504	(1.3)
Total assets	$228,284	$290,865	(21.5)

COMBINED SALES AND REVENUES FISCAL YEAR 2003 BY SEGMENT:


25%
Life Uniform
75%
Textile Services

OPERATING INCOME FISCAL YEAR 2003 BY SEGMENT:


12% / Life Uniform
88%
Textile Services

Dear Fellow Shareholder:



Don W. Hubble
Chairman, President and
Chief Executive Officer

We began fiscal 2003 as the "Renewed Angelica." Our Company started in business 125 years ago manufacturing chef coats for railroad dining car cooks. In more recent years, it became obvious that the uniform manufacturing business segment that grew from this humble beginning would benefit from industry consolidation, and we determined that we could reallocate our resources more effectively elsewhere. As a consequence, we divested our Manufacturing and Marketing (M&M) segment last year and concentrated our efforts on our two remaining segments, Angelica Textile Services and Life Uniform. These continuing businesses not only serve two different sub-segments of the healthcare industry – one is business-to-business and the other is business-to-consumer – and have great promise for the future, but will also benefit from industry consolidation. As the recognized marketplace leader in both of these sub-segments, we are ideally suited and positioned to be the consolidator.

Thus, the divestiture of M&M allowed us to reallocate our resources strategically to focus more intensely on a robust industry – healthcare. Additionally, with the proceeds from the divestiture, we were able to pay down high-cost debt, considerably reduce our interest expense, reinvest more heavily in segments with better economic value returns, and increase dividends to our shareholders. Combined with significantly improved operating results from continuing operations, these actions were rewarding to our shareholders, as Angelica ranked 8th (of approximately 2,800 listed companies) in percentage stock price increase on the New York Stock Exchange for calendar year 2002.

FISCAL 2003 RESULTS

Fiscal 2003 results include what we believe are the final charges as a result of the decision to discontinue operations of the M&M segment. They also reflect an extraordinary item consisting of a prepayment penalty paid to our former lenders as a part of the complete refinancing of the Company's debt with proceeds received from the sale of M&M. And, as a reminder, fiscal 2002 included restructuring and other charges taken at Life Uniform in the fourth quarter of that year. For these reasons, it is difficult to find comparable numbers in the financial statements included in this report which reflect the outstanding operating performance we recorded in fiscal 2003.

For Textile Services and Life Uniform, our two continuing operations, combined sales and textile service revenues in fiscal 2003 were $363,419,000 compared with $350,063,000 in the prior year, an increase of 3.8 percent. Income from continuing operations before the extraordinary item increased to $11,006,000 compared with $1,629,000 in the prior year (which included the Life Uniform restructuring charges amounting to $3,804,000 after tax). On a per share basis, continuing operations before the extraordinary item earned $1.27 ($1.25 diluted) in fiscal 2003 versus $.19 last year including restructuring charges. After the extraordinary charge of $4,409,000 after tax, fiscal 2003 results of continuing operations were earnings of $.76 per share ($.75 diluted).

In the discontinued M&M operations, we recorded an additional loss of $6,662,000 after tax ($.77 per share or $.76 diluted) in fiscal 2003 to reflect the final windup of those operations. Combining continuing and discontinued operations, we had a net loss of $.01 per share in fiscal 2003 versus a loss of $2.64 per share ($2.62 diluted) in fiscal 2002.

As mentioned above, each of Angelica's continuing operations achieved excellent results in fiscal 2003. Our largest segment, Textile Services, headed by Paul Anderegg, had a revenue increase of 4.7 percent, which would have been higher but for the divestiture of a value-destroying plant in Denver, Colorado early in the year. Operating earnings of this segment increased 16.9 percent despite significant increases in workers' compensation costs late in the year. Life Uniform, headed by Denis Raab, had a sales increase of 1.3 percent (with 38 fewer stores in operation) and posted an operating profit of $2,948,000 against a loss of $4,951,000 in the prior fiscal year after restructuring charges.

Segment Results TEXTILE SERVICES

(Dollars in thousands)	Fiscal 2003	Fiscal 2002	Increase (Decrease)
Revenues	$271,250	$259,078	4.7%
Operating Earnings	$ 21,904	$ 18,741	16.9%
Return on Net Assets	17.8%	15.3%	

We strengthened our balance sheet measurably in fiscal 2003 as a result of the refinancing of our debt following the sale of M&M. When the year began, we had total debt of $72,414,000. At year end, our total debt was $20,811,000, and our ratio of debt to total capitalization was reduced to 13 percent. This new debt was issued pursuant to a new $70,000,000 revolving line of credit under an agreement with a group of three banks. This gives us significant financial flexibility at a time when many other companies are struggling to finance their businesses. Interest expense, as a result of the debt refinancing, dropped to $2,563,000 in fiscal 2003 compared with $7,390,000 the year before. Looking at another key performance measure, operating cash flow continued to strengthen in fiscal 2003 as it increased to $23,887,000 compared with $13,798,000 in fiscal 2002.

In the fourth quarter, we increased our annual dividend rate from $.32 to $.40 per share, an increase of 25 percent. With cash flow remaining strong and our debt load relatively low, we felt that increasing shareholder returns by increasing our dividend payout was an appropriate action to take. We retain significant financial capability from both internal and external sources to grow our businesses as attractive opportunities arise.

CHALLENGES

The strategies and actions that we have implemented over the past five years have increased our efficiency and effectiveness. Our two most important strategies were to become customer-focused and value-driven. We have successfully continued to attract and retain superior associates. This is a most important component of our mission. While we are well-positioned for continued revenue and earnings growth in the new year, we are not without challenges, both externally and internally.



Paul R. Anderegg
President - Textile Services

Labor costs, especially fringe benefit components, continue to rise. Our costs for workers' compensation increased by a total of $2,600,000 in fiscal 2003 compared to budget, with most of the increase being recorded in the fourth quarter. While the cost of medical care has had a significant impact on workers' compensation costs, the primary driving factor for these costs is the number of accidents and claims incurred. We have an ambitious goal to reduce these by more than 25 percent this year; and in so doing, we will reduce workers' compensation costs considerably. We are now in the process of stabilizing these costs and believe we will be in a position to focus on improvements over the remainder of this new year. We are also attacking this area aggressively through capital investments in labor-saving equipment and intense managerial attention. Furthermore, we recently changed insurance carriers and our third-party claims administrator. The cost of healthcare benefits for our associates has increased substantially as well. Unfortunately, there appears to be little relief in sight. Again, in order to optimize all costs associated with labor, we must continue to increase productivity throughout our operations.

Everyone is well aware of the increased cost of energy and fuel. While it is difficult to forecast energy costs for the upcoming year, it is logical to assume that we will experience additional increases, with much of this dependent upon global issues. As we have done most recently, we will reduce our usage and recover these cost increases to the best of our ability for new and existing business.

The financial crises existing in virtually every State government may have some unplanned and, at this time, unknown impact on our Company as well. It is difficult to assess the results of actual and probable budget cuts in some States for healthcare expenditures in the upcoming year. Any such reductions could affect our business. It may also be likely that additional unemployment tax increases and other levies on corporate America will occur during the upcoming year.

Finally, while growth in healthcare employment is encouraging to Life Uniform, decreases in disposable income and weak consumer confidence affect this specialty apparel business along with the general retail sector, albeit to a lesser degree.

Although we are concerned about these challenges facing us in fiscal 2004, it should also be emphasized that our management teams have shown they have been capable of handling similar challenges in the past. I can assure you that we will approach this year's issues with the same vigor.

OPPORTUNITIES

We listed our challenges before we discussed our opportunities, not because they are more daunting but as an introduction to the fact that we are encouraged for the future. We have strengthened our position in both business segments by maintaining our focus on customer satisfaction. We have demonstrated that we are able to grow our businesses responsibly even in challenging times.

The healthcare industry growth rate is positive. Our significant capital investments in the past few years position us well for future revenue and earnings growth. The fact that we have been able to attract, retain and improve the quality of people in our organization will aid in accomplishing future performance improvements.



Denis R. Raab
President - Life Uniform

We know that in order to confront our challenges and to take advantage of our opportunities, we must have committed, competent, hard-working management teams throughout our Company. While this will always be a work in progress, we continue to increase our competencies and improve the knowledge of the entire management team. The old axiom, "It is hard to teach an old dog new tricks," is true but, as Warren Buffet so aptly stated, it is also "... hard to teach a new dog old tricks." We believe that by having an optimal balance between tenured manager talent and experience on the one hand and newly-infused management talent on the other, that we can successfully reinforce our industry-leading management team.

COMPETENCIES

While we have improved our value-building competencies in both of our business segments, it is imperative that we do not relent in our efforts to "be better today than we were yesterday." Experience has shown that it is too easy to achieve a steady state and to stay at a "performance plateau" instead of continuing to improve. We do not intend for that to happen at Angelica.

Segment Results LIFE UNIFORM

(Dollars in thousands)	Fiscal 2003	Fiscal 2002	Increase (Decrease)
Sales	$ 92,169	$ 90,985	1.3%
Operating Earnings (Loss)			
Before restructuring	$ 2,948	$ (771)	nm
After restructuring	$ 2,948	$ (4,951)	nm
Return (Loss) on Net Assets	13.6%	(20.8)%	

We will grow our business responsibly, strengthen the integrity of our supply chain, be customer-sensitive and value-driven and reinforce those successful actions through expansion of our **knowledge base** for all critical processes in our Company. We intend to become more **professional** in our partner relationships, especially with our customers, and to focus more intensely on the **marketing** component of the sales and marketing function.

CORPORATE GOVERNANCE

There continue to be examples in corporate America where Boards of Directors have not fully honored their responsibilities. This is not the case at Angelica. There are three generally recognized areas of primary responsibility for public company Board members:

- Fiduciary oversight for shareholders.
- Evaluation, critique, final approval and support of the strategic direction as recommended by management.
- Succession planning, especially as relates to the CEO position.

Our Board does an exceptional job of ensuring that these three primary areas of responsibility receive appropriate attention and action.

As Chairman, President and Chief Executive Officer, I am the only member of management that serves on Angelica's Board of Directors. At each Board meeting, the independent, outside directors meet without me in attendance for a portion of the meeting. Their independence is further reinforced by the fact that none of our Board members has served on our Board for more than seven years. More importantly, our directors bring to our Board an incredible amount of experience, maturity, business judgment, knowledge and diversity. They are a valuable part of Angelica's success.

I encourage all shareholders and potential investors to visit Angelica's web-site at **www.angelica.com** to review our Corporate Governance Guidelines. These guidelines, and Angelica's commitment to them, should provide comfort to our shareholders and to astute investors. You may also wish to review our Corporate Code of Conduct and Ethics on the web-site, which further confirms our commitment to ethical business practices.

By accomplishing the activities that we know are critical to our short-term and long-term success, and in combination with the power of knowledge, professionalism and marketing, we are convinced that we can continue to honor our mission: **"To attract and retain superior associates who are committed to building a results-oriented culture by providing customers with quality products and services in a timely, friendly fashion which will, consequently, add value over the long term for our shareholders."**

I have now completed five years of service at Angelica as your Chairman, President and CEO. These have been very exciting, action-packed and self-satisfying years for me. Our Company is now much better situated to add value consistently for shareholders than when I arrived in 1998. I thank the Board and management team members for their support and contributions to that reality. As previously announced, a search for a new President and CEO is being conducted by SpencerStuart, a leading executive search firm, considering both internal and external candidates. The search is progressing on schedule. I will remain as Chairman of the Board after the position is filled in order to provide an appropriate transition and to optimize actions supporting shareholders' interests.

LOOKING FORWARD

Looking forward, Textile Services and Life Uniform are recognized as the industry leaders in their respective markets. Approximately 90 percent of our revenues and earnings come from the healthcare industry, which has very positive growth forecasted for the foreseeable future. We have positive industry trends in both of our business segments. At Life Uniform, we market and sell work apparel to the healthcare professional exclusively. We do this through retail stores, on-the-job shopping events, and the catalogue and e-commerce distribution channels. Healthcare employment is growing at the rate of 2 to 4 percent per year. At Textile Services, we provide linen management services to healthcare providers in all sectors. The demand for healthcare is strong, and will get stronger as our population continues to age. We have two new plants coming on stream this year, one in the southwest and the other in the southeast, both of which are in areas of the country with positive growth attributes. These grass-roots expansions also reinforce our "cluster concept" of plant locations. We now have the financial resources to support responsible growth initiatives in each business segment, whether this growth is accomplished at existing facilities, in new facilities or through prudent acquisitions.

In summary, as we enter the new fiscal year, we are well positioned for improved performance in both operating divisions, and corporate and interest expense will be lower this year than last. However, as noted above, we are not without significant cost increase challenges – many of them outside of our control. It is very difficult to predict revenue and earnings increases at any time and ever more so in these uncertain times. While I would like to refrain from any estimates of earnings for the ensuing year, I realize, given the fact that Angelica is a micro-cap company with few analysts publicly reviewing our performance, that some direction is desirable. Keeping that in mind, we currently expect to have a percentage earnings increase in the low double-digit range in fiscal 2004. We believe this is realistic and achievable despite the challenges before us. It should be noted that much of the planned earnings increase will occur in the second half of the year and particularly in the fourth quarter, partly due to the significant increases in workers' compensation charges in the second half of fiscal 2003. Our opportunities far overshadow our challenges, and all management teams throughout Angelica are committed to adding value for our associates, our customers and our shareholders. The conditions existing in our economy and the world today add challenges to Angelica, but in balance we have demonstrated our ability to take advantage of opportunities presented to us. As a consequence, I feel encouraged by future prospects for our country and our Company.

Respectfully submitted,



Don W. Hubble
Chairman, President and Chief Executive Officer
March 13, 2003

BOARD OF DIRECTORS

David A. Abrahamson
Retired President and
Chief Executive Officer of
Medicine Shoppe International, Inc.
(1997, age 63)

Susan S. Elliott
Chairman and Chief Executive Officer
of Systems Service Enterprises, Inc.
(1998, age 65)

Alan C. Henderson
President and Chief Executive Officer of
RehabCare Group, Inc.
(2001, age 57)

Don W. Hubble
Chairman, President and
Chief Executive Officer of the Company
(1998, age 63)

Charles W. Mueller
Chairman and Chief Executive Officer
of Ameren Corporation
(1996, age 64)

Stephen M. O'Hara
Chief Executive Officer of
Rawlings Sporting Goods Co., Inc.
(2000, age 48)

William A. Peck
Dean of the School of Medicine and
Executive Vice Chancellor for Medical
Affairs of Washington University
(1996, age 69)

Kelvin R. Westbrook
President and Chief Executive Officer
of Millenium Digital Media LLC
(2001, age 47)

( ) Indicates year first elected a Director
and current age.

COMMITTEES OF THE BOARD

Executive Committee
Don W. Hubble, Chairman
David A. Abrahamson
Charles W. Mueller
William A. Peck
Kelvin R. Westbrook

Audit Committee
David A. Abrahamson, Chairman
Alan C. Henderson
William A. Peck
Kelvin R. Westbrook

Compensation and Organization Committee
Stephen M. O'Hara, Chairman
Susan S. Elliott
Alan C. Henderson
Charles W. Mueller

Corporate Governance and Nominating Committee
Charles W. Mueller, Chairman
Susan S. Elliott
Stephen M. O'Hara
Kelvin R. Westbrook

CORPORATE OFFICERS

Corporate Staff

Don W. Hubble
Chairman, President and
Chief Executive Officer
(1998, age 63)

Theodore M. Armstrong
Senior Vice President -
Finance and Administration
and Chief Financial Officer
(1986, age 63)

Steven L. Frey
Vice President, General Counsel
and Secretary
(1999, age 53)

Melva Ruff Pete
Vice President, Human Resources
(2001, age 38)

Edward P. Ryan
Vice President – Sales and Marketing
Executive Vice President, Textile Services
(2000, age 59)

James W. Shaffer
Vice President and Treasurer
(1999, age 50)

Daniel J. Westrich
Vice President and
Chief Information Officer
(1998, age 59)

Segment Presidents

Paul R. Anderegg
Vice President
President, Textile Services
(2001, age 52)

Denis R. Raab
Vice President
President, Life Uniform
(1999, age 53)

( ) Indicates year first employed
and current age

SEGMENT MANAGEMENT TEAMS

Textile Services

Paul R. Anderegg
President

Edward P. Ryan
Executive Vice President –
Sales and Marketing

Benny J. Shandy
Executive Vice President – Operations

Richard M. Fiorillo
Vice President – Chief Financial Officer

W. Russell Watson
Vice President – Business Development

Angela L. Wideman
Controller

William J. Forand
Region Vice President

Kevin E. Nowak
Region Vice President

Alan C. Van Dyke
Vice President - Human Resources

Life Uniform

Denis R. Raab
President

Bruce A. Davidson
Vice President - Operations

Joan M. Dietrich
Vice President – General
Merchandising Manager

Diane L. Pilgrim
Controller

Mark S. Duve
Vice President – Real Estate

Stephen P. Borgmeyer
Director of Human Resources

Financial Summary – 6 Years

For Years Ended (Dollars in thousands, except per share amounts)	January 25, 2003	January 26, 2002	January 27, 2001	January 29, 2000	January 30, 1999	January 31, 1998
OPERATIONS						
Combined sales and revenues	$363,419	$350,063	$335,298	$335,441	$342,500	$371,350
Gross profit	102,368	91,299	86,953	83,967	89,126	89,283
Operating expenses and other, net, excluding interest expense	84,788	79,137	74,320	72,158	68,301	68,451
Restructuring charge, net	(269)	2,982[a]	—	—	—	14,684[b]
Interest expense	2,563	7,390	8,085	8,593	9,658	10,605
Income (loss) from continuing operations before income taxes	15,286	1,790	4,548	3,216	11,167	(4,457)
Provision (benefit) for income taxes	4,280	161	1,501	1,190	4,132	(1,783)
Income (loss) from continuing operations before extraordinary item	11,006	1,629	3,047	2,026	7,035	(2,674)
Extraordinary loss, net of tax	(4,409)	—	—	—	—	—
Income (loss) from continuing operations	6,597	1,629	3,047	2,026	7,035	(2,674)
(Loss) income from operations of discontinued segment, net of tax	—	(340)	3,539	3,248	1,857	(4,224)
Loss on disposal of discontinued segment, net of tax	(6,662)	(23,998)	—	—	—	—
Net (loss) income	$ (65)	$ (22,709)	$ 6,586	$ 5,274	$ 8,892	$ (6,898)
PER SHARE DATA						
Diluted income (loss) from continuing operations before extraordinary item	$ 1.25	$ .19[a]	$ .35	$ .23	$ .78	$ (.29)[b]
Diluted income (loss) from continuing operations	.75	.19[a]	.35	.23	.78	(.29)[b]
Diluted (loss) income from discontinued operations	(.76)	(2.81)	.41	.38	.21	(.46)[b]
Diluted net (loss) income	(.01)	(2.62)[a]	.76	.61	.99	(.75)[b]
Cash dividends paid	.34	.32	.48	.96	.96	.96
Common shareholders' equity	$ 16.00	$ 16.44	$ 19.24	$ 18.84	$ 19.12	$ 18.97
RATIOS AND PERCENTAGES						
Current ratio (current assets to current liabilities)	2.2 to 1	1.4 to 1	2.5 to 1	3.9 to 1	3.2 to 1	2.6 to 1
Total debt to total debt and equity	13.0%	33.9%	35.1%	35.8%	36.8%	42.2%
Gross profit margin	28.2%	26.1%	25.9%	25.0%	26.0%	24.0%
Effective tax rate (continuing operations)	28.0%	9.0%	33.0%	37.0%	37.0%	40.0%
Return on average shareholders' equity	(0)%	(14.9)%	4.0%	3.2%	5.2%	(3.8)%
Return on average total assets	(0)%	(7.3)%	2.0%	1.6%	2.5%	(1.8)%
OTHER SELECTED DATA						
Working capital	$ 61,297	$ 46,960	$124,449	$141,122	$136,071	$141,999
Additions to property and equipment, net	14,651	13,873	10,595	6,677	7,404	18,425
Depreciation and amortization	13,217	13,074	13,502	14,383	13,907	13,108
Cash flow from operating activities of continuing operations	23,887	13,798	25,734	12,383	35,047	19,935
Long-term debt, including current maturities	20,811	72,414	88,804	90,942	96,751	100,029
Total assets	$228,284	$290,865	$330,255	$319,595	$339,090	$378,709
Average number of shares of Common Stock outstanding	8,822,785	8,663,586	8,681,417	8,686,146	9,014,070	9,153,358
Approximate number of associates	5,400	7,100	7,600	8,100	8,600	9,400

(a) Portion of $4,180 restructuring and other charges taken in fourth quarter of fiscal 2002. Effect on net income per share is a reduction of $.44.
(b) Portion of $23,247 restructuring and other charges taken in third quarter of fiscal 1998. Effect on net income per share is a reduction of $1.57.

This information should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this report.

ANALYSIS OF FISCAL 2003 CONTINUING OPERATIONS COMPARED TO 2002

Income from continuing operations before extraordinary item in fiscal 2003 of $11.0 million increased 575.6 percent from the prior year, on a 3.8 percent increase in combined sales and revenues to $363.4 million. On a per share basis, income from continuing operations before extraordinary item amounted to $1.27 ($1.25 diluted) in fiscal 2003 versus $.19 in fiscal 2002, an increase of 568.4 percent. Fiscal 2002 results included restructuring and other charges of $3.8 million after tax or $.44 per share, discussed below and in Note 2. In fiscal 2003, both of the Company's continuing business segments, Textile Services and Life Uniform, posted growth in sales and revenues as well as operating earnings increases.

As discussed in Note 3, the Company incurred an extraordinary loss of $4.4 million net of tax in the second quarter of fiscal 2003 as a result of a prepayment penalty paid in connection with the complete refinancing of the Company's debt following the sale of the Manufacturing and Marketing segment. Including this extraordinary loss of $.51 per share ($.50 diluted), per share earnings from continuing operations were $.76 ($.75 diluted) compared with $.19 in fiscal 2002, an increase of 300.0 percent.

As discussed below and in Note 4, the Company recorded an after-tax loss of $6.7 million in fiscal 2003 on the disposal of the discontinued Manufacturing and Marketing segment, in addition to the $24.0 million loss on disposal in fiscal 2002. Combining continuing and discontinued operations and the extraordinary loss, the Company had a net loss of $.01 per share in fiscal 2003 compared with a net loss of $2.64 per share ($2.62 diluted) in fiscal 2002.

Revenues of the Textile Services segment in fiscal 2003 were $271.3 million, an increase of $12.2 million or 4.7 percent from the prior year. Net new business additions (new business installed less lost business) remained strong in fiscal 2003, although slightly below the record level in fiscal 2002. The sale of the Denver, Colorado plant in fiscal 2003 negatively affected revenues by $2.2 million, offset in part by an acquisition of selected assets and textile linen management services of a hospital-owned laundry in Macon, Georgia. Sales at Life Uniform increased 1.3 percent to $92.2 million from $91.0 million a year ago. Same-store sales increased 3.8 percent in fiscal 2003 compared with a 4.3 percent decrease in fiscal 2002, although the increase in the fourth quarter of fiscal 2003 was the smallest of the year at 1.9 percent amid softening retail demand. Sales from this segment's catalogue and e-commerce distribution channels contributed an increase of 62.9 percent to $5.2 million. Life Uniform's sales were negatively affected by approximately $5.0 million resulting from having 38 fewer stores in operation at the end of this year compared with last year.

Gross profit percent to combined sales and revenues of 28.2 percent in fiscal 2003 was improved over the 26.1 percent in the prior year. In the Textile Services segment, gross margins benefited from excellent control of linen expense and other production costs, offset to some extent by significantly higher workers' compensation costs. As a result of the gross margin and revenue improvements, operating earnings of this segment increased 16.9 percent in fiscal 2003. Fiscal 2003 earnings also included a gain on the sale of the Denver, Colorado plant of $.5 million reported in net other operating income. At Life Uniform, gross margins improved in both the stores and the catalogue/e-commerce operation. Operating earnings of this segment were $2.9 million in fiscal 2003 compared with an operating loss of $.8 million in fiscal 2002 (excluding restructuring and other charges), the result of the improved gross margins, closing of restructured and other unprofitable stores as well as the higher sales levels.

Selling, general and administrative expenses increased 8.7 percent in fiscal 2003, representing 23.3 percent of combined sales and revenues compared with 22.3 percent in fiscal 2002. The increase was due mainly to filling several new sales and administrative positions at Textile Services, higher incentive compensation as a result of improved operating results, and increased employee healthcare costs. Interest expense decreased $4.8 million in fiscal 2003 to $2.6 million resulting from the lower debt level and lower interest rates following the aforementioned debt refinancing. The effective tax rate on income from continuing operations of 28.0 percent in fiscal 2003 is higher than the 9.0 percent tax rate last year due to the impact of permanent differences on the relatively low level of income in fiscal 2002.

ANALYSIS OF FISCAL 2002 CONTINUING OPERATIONS COMPARED TO 2001

Combined sales and revenues in fiscal 2002 were $350.1 million, an increase of $14.8 million or 4.4 percent from the prior year. Textile Services segment revenues increased 6.8 percent, from $242.6 million to $259.1 million. For the second consecutive year, this segment generated a record amount of net new business additions. Sales at Life Uniform declined 1.8 percent, from $92.7 million to $91.0 million. Same-store sales in fiscal 2002 decreased by 4.3 percent, the result of a weak retail market during the last three quarters of the year. The largest sales decline occurred in the segment's hospitality business, which the Company decided to exit as part of its restructuring plan. Sales in the catalogue and e-commerce distribution channels increased to $3.2 million in fiscal 2002 from $1.0 million in fiscal 2001, but the increase was more than offset by the decline in sales from the retail stores.

The gross profit percent to combined sales and revenues in fiscal 2002 was 26.1 percent, up slightly from 25.9 percent in the prior year. An increase in gross margins in the Textile Services segment more than offset a decrease in gross margins at Life Uniform. Gross margins in the Textile Services segment were positively affected by better pricing, continuing improvements in plant productivity and linen cost management and effective management of energy costs. As a result, earnings in this segment rose 29.0 percent in fiscal 2002 from the prior year. In the Life Uniform segment, gross margins and earnings were negatively affected by the restructuring and other charges discussed below. Excluding the restructuring charges, gross margins at Life Uniform were up slightly in fiscal 2002, and earnings for the segment declined from $2.5 million in fiscal 2001 to a loss of $.8 million in fiscal 2002.

Selling, general and administrative expenses increased $4.1 million or 5.6 percent in fiscal 2002 compared with fiscal 2001. This also represented an increase as a percentage of combined sales and revenues to 22.3 percent in fiscal 2002 from 22.0 percent in the prior year. The increase was due primarily to increased selling expenses and incentive compensation payments in the Textile Services segment and a full year of expenses relating to catalogue operations at Life Uniform in fiscal 2002. Interest expense decreased in fiscal 2002 to $7.4 million from $8.1 million in fiscal 2001 due to prepayment during the year of $25 million of debt that was originally due to be paid in December, 2001. The Company's overall effective tax rate for fiscal 2002 was 36.0 percent compared with 37.0 percent in the prior year. The effective rate for continuing operations in fiscal 2002 was 9.0 percent due to the high amount of permanent differences in relation to the low level of income in that year. This compares with a rate of 33.0 percent for continuing operations in fiscal 2001.

FINANCIAL CONDITION

At the end of fiscal 2003, the Company had working capital of $61.3 million and a current ratio of 2.2 to 1 compared with $47.0 million and 1.4 to 1 at the end of fiscal 2002. Receivables increased $1.8 million in the year, although receivable days outstanding improved by three days from 46 to 43 following a six-day improvement in the prior year. Deferred income tax assets declined $9.6 million in fiscal 2003 due mainly to the reversal of temporary differences related to the loss on disposal of the discontinued Manufacturing and Marketing segment. The decrease in current liabilities in fiscal 2003 reflects the repayment of notes payable to insurance companies and bank debt in conjunction with the sale of the Manufacturing and Marketing segment, discussed further below. Other accrued liabilities decreased $9.6 million in fiscal 2003 due primarily to the payment of liabilities for severance, lease termination and closing costs associated with the sale of the Manufacturing and Marketing segment, and a reduction in income taxes payable due to the loss on disposal of the discontinued segment.

The Consolidated Balance Sheets as of January 25, 2003 and January 26, 2002 reflect the segregation of the net assets of the discontinued Manufacturing and Marketing segment at their estimated net realizable value. Net current assets of discontinued segment consist primarily of accounts receivable and inventory. Net noncurrent assets of discontinued segment, mostly property and equipment, were completely disposed of or written off as of January 25, 2003.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow provided by operating activities of continuing operations in fiscal 2003 was $23.9 million versus $13.8 million in the prior year. The increase was due in part to higher income from continuing operations and the reduction in deferred tax assets noted above. An increase in accounts payable and other accrued liabilities also provided cash flow of $2.8 million compared with a decrease or use of cash of $4.5 million last year, but was partially offset by the increase in receivables. Net cash used in investing activities of continuing operations increased $1.6 million to $16.0 million in fiscal 2003 resulting from Textile Services' acquisition of assets of the hospital-owned laundry in Macon, Georgia, partially offset by proceeds from the sale of its Denver, Colorado plant. The $35.2 million increase in cash flow used in financing activities of continuing operations in fiscal 2003 reflects the complete refinancing of the Company's debt discussed below. Cash provided by discontinued operations of $45.2 million in fiscal 2003 reflects the net proceeds from the liquidation of assets of the Manufacturing and Marketing segment, primarily inventory, less payment of certain sale-related liabilities.

Due to the writedown of assets and related loss on disposal of the Manufacturing and Marketing segment recorded in the fourth quarter of fiscal 2002, the Company was not in compliance with a minimum net worth covenant contained in a loan agreement at that time. As a result, all of the notes to insurance companies and bank were reclassified to current liabilities as of January 26, 2002. In the first quarter of fiscal 2003, temporary waivers of the covenant violation were received from the affected lenders. In the second quarter of fiscal 2003, the Company repaid $54.4 million of existing debt (plus a prepayment penalty of $6.7 million) using proceeds from the sale of the Manufacturing and Marketing segment and $22.5 million of borrowings from a new $70.0 million unsecured revolving credit facility with three banks. As a result of the refinancing, the Company significantly reduced its cost of borrowing to rates less than half of those previously, and lowered the ratio of total debt to total capitalization to 13.0 percent as of January 25, 2003 from 33.9 percent a year earlier. The unused portion of the credit line is expected to be utilized to fund growth in continuing operations, including acquisitions, and for working capital needs.

Management believes that the Company's financial condition is such that internal and external resources are sufficient and available to satisfy the Company's present and future requirements for debt service, capital expenditures, acquisitions, dividends and working capital.

DISCONTINUED OPERATIONS

In January 2002, the Company's Board of Directors approved a plan to discontinue the Manufacturing and Marketing segment. At that time, the assets of the segment were written down and a net loss on disposal of $24.0 million was recorded based on the estimated net realizable value from the pending sale of the business, as well as estimates of the cost of disposal and transition. During fiscal 2003, the sale and transition of the business to the buyers was completed and the assets of the segment were substantially liquidated. An additional after-tax loss on disposal of $6.7 million was recorded in fiscal 2003 to reflect the actual value received upon ultimate disposition of the segment's assets, including actual costs of disposition and transition. Of this amount, $6.1 million was due to a reduction in the value of the inventories realized. As of January 25, 2003, the remaining assets of the segment of $2.2 million, primarily accounts receivable and inventory, are expected to be fully realized in fiscal 2004.

Operating results of the Manufacturing and Marketing segment prior to its discontinuation are included in the Consolidated Statements of Income as net (loss) income from operations of discontinued segment for all periods presented. This business was adversely affected in fiscal 2002 by weakness in the economy during the year and by the aftermath of the September 2001 terrorist attacks on sales to certain market segments, such as lodging, food service, gaming and recreation.

RESTRUCTURING ACTIVITIES

In the fourth quarter of fiscal 2002, the Company developed plans to close 27 underperforming stores which collectively lost $.9 million in fiscal 2002 and exit the hospitality line of business in the Life Uniform segment. At that time, the Company recorded restructuring and other charges of $4.2 million before tax relating to these activities. During fiscal 2003, the Company closed 25 of the 27 Life Uniform stores included in the plan of restructuring and liquidated the hospitality (non-healthcare) line of inventory. In the fourth quarter of fiscal 2003, Management decided that the remaining two stores included in the restructuring plan would not be closed, and reversed $.3 million of the restructuring charge related to these two stores. As of January 25, 2003, there was $1.3 million of restructuring reserve remaining for lease termination costs that are being negotiated for 14 of the Life Uniform stores closed in fiscal 2003. Although Management believes the remaining restructuring reserve is adequate, there is a risk that the Company will be unable to terminate the leases of the closed stores for the amounts reserved, which could result in additional costs.

CRITICAL ACCOUNTING POLICIES

The Company's significant accounting policies are more fully described in Note 1 to the consolidated financial statements. Certain of these policies as discussed below require the application of significant judgment by Management in selecting appropriate assumptions for calculating amounts to record in the consolidated financial statements. By their nature, these judgments are subject to an inherent degree of uncertainty.

Inventories and Linens in Service

Substantially all of the Company's inventories are finished goods held for resale in Life Uniform's retail stores and catalogue/e-commerce operation. These inventories are stated at the lower of cost or fair market value, net of a reserve for inventory shrinkage based upon a percentage of sales. Inventory costs are determined principally by the use of the retail inventory method. Linens in service represent the unamortized cost of textile and linen products purchased for service in the Textile Services segment. Linens in service are amortized on a straight-line basis over their expected useful lives of one to two years.

Self-Insurance Liabilities

The Company self-insures liabilities for non-union employee medical coverage and liabilities for casualty insurance claims, including workers' compensation, general liability and vehicle liability, up to certain levels. The Company purchases insurance coverage for large claims over the self-insured retention levels. In fiscal 2000, the Company negotiated a buyout of all casualty claims occurring prior to February 1, 1999. The liability for casualty claims as of January 25, 2003 includes losses for claims that occurred since the buyout date. Self-insurance liabilities are developed using actuarial methods and historical data for payment patterns, cost trends and other relevant factors. While Management believes that the recorded liabilities for casualty and employee medical claims as of January 25, 2003 are adequate, and that appropriate judgment has been applied in determining the estimates, such estimated liabilities could differ materially from actual liabilities resulting from the ultimate disposition of the claims.

Deferred Income Taxes

The Company recognizes deferred income tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of the assets and liabilities. Balances in the deferred income tax accounts are regularly reviewed for adequacy and recoverability by analyzing the expected income necessary to realize the deferred assets, the anticipated tax rates applicable when the deferred items are expected to be recognized and the ability to utilize carryforward items. It is Management's opinion that adequate provisions for income taxes have been made for all periods presented, that all deferred tax assets will be fully recovered and that no valuation allowance is required.

Loss on Early Extinguishment of Debt

As explained above and in Note 3, the Company incurred a loss on early extinguishment of debt in fiscal 2003 in connection with the complete refinancing of the Company's debt following the sale of the Manufacturing and Marketing segment. In accordance with SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," the loss has been treated as an extraordinary item. In April 2002, SFAS No. 4 was rescinded by the issuance of SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." Under SFAS No. 145, which is effective for financial statements issued for years beginning after May 15, 2002, the loss on early extinguishment of debt will not be afforded extraordinary treatment, and accordingly, fiscal 2003 results will be restated to reflect this change upon adoption of SFAS No. 145 in fiscal 2004.

Stock-Based Compensation

The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its stock-based compensation plans. Accordingly, no compensation expense has been recognized for the issuance of stock options to employees and directors. Under SFAS No. 123, "Accounting for Stock-Based Compensation," companies are encouraged but not required to adopt a fair-value based method to recognize compensation expense of equity instruments awarded to employees. Had the Company recorded compensation expense for stock options issued consistent with SFAS No. 123, the Company's net income and earnings per share would approximate the pro forma amounts disclosed in Note 12.

FORWARD-LOOKING STATEMENTS

Any forward-looking statements made in this report reflect the Company's current views with respect to future events and financial performance and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties that may cause actual results to differ materially from those set forth in these statements. These potential risks and uncertainties include, but are not limited to, competitive and general economic conditions, the ability to retain current customers and to add new customers in competitive market environments, competitive pricing in the marketplace, delays in the shipment of orders, availability of labor at appropriate rates, availability and cost of energy and water supplies, the cost of workers' compensation and healthcare benefits, the ability to attract and retain key personnel, actual charges to the restructuring reserve significantly different from estimated charges, unusual or unexpected cash needs for operations or capital transactions, the ability to obtain financing in required amounts and at appropriate rates, and other factors which may be identified in the Company's filings with the Securities and Exchange Commission.

COMMON STOCK DATA

The Company's Common Stock is listed on the New York Stock Exchange under the symbol AGL. The quarterly market price ranges of the Common Stock and dividends per share paid during fiscal 2003 and fiscal 2002 were as follows:

	Fiscal 2003			Fiscal 2002		
	High	Low	Dividend	High	Low	Dividend
First quarter	$17.48	$11.10	$.08	$14.00	$ 8.50	$.08
Second quarter	17.62	14.95	.08	13.50	10.56	.08
Third quarter	23.50	15.97	.08	13.00	8.41	.08
Fourth quarter	24.31	18.80	.10	13.05	8.67	.08

Consolidated Statements of Income

For Years Ended (Dollars in thousands, except per share amounts)	January 25, 2003	January 26, 2002	January 27, 2001
Continuing operations:			
Textile service revenues	$271,250	$259,078	$242,623
Net retail sales	92,169	90,985	92,675
Combined sales and revenues	363,419	350,063	335,298
Cost of textile services	218,858	212,984	203,042
Cost of goods sold (Note 2)	42,193	45,780	45,303
Combined cost of textile services and goods sold	261,051	258,764	248,345
Gross profit	102,368	91,299	86,953
Selling, general and administrative expenses	84,841	78,065	73,921
Restructuring charge, net (Note 2)	(269)	2,982	—
Other operating (income) expense, net	(53)	1,072	399
Interest expense	2,563	7,390	8,085
	87,082	89,509	82,405
Income from continuing operations before income taxes	15,286	1,790	4,548
Provision for income taxes	4,280	161	1,501
Income from continuing operations before extraordinary item	11,006	1,629	3,047
Extraordinary loss on early extinguishment of debt, net of tax (Note 3)	(4,409)	—	—
Income from continuing operations	6,597	1,629	3,047
Discontinued operations (Note 4):			
(Loss) income from operations of discontinued segment, net of tax	—	(340)	3,539
Loss on disposal of discontinued segment, net of tax	(6,662)	(23,998)	—
(Loss) income from discontinued operations	(6,662)	(24,338)	3,539
Net (loss) income	$ (65)	$ (22,709)	$ 6,586
Basic earnings (loss) per share (Note 13):			
Income from continuing operations before extraordinary item	$ 1.27	$ 0.19	$ 0.35
Extraordinary loss	(0.51)	—	—
Income from continuing operations	0.76	0.19	0.35
(Loss) income from discontinued operations	(0.77)	(2.83)	0.41
Net (loss) income	$ (0.01)	$ (2.64)	$ 0.76
Diluted earnings (loss) per share (Note 13):			
Income from continuing operations before extraordinary item	$ 1.25	$ 0.19	$ 0.35
Extraordinary loss	(0.50)	—	—
Income from continuing operations	0.75	0.19	0.35
(Loss) income from discontinued operations	(0.76)	(2.81)	0.41
Net (loss) income	$ (0.01)	$ (2.62)	$ 0.76

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

For Years Ended (Dollars in thousands)	January 25, 2003	January 26, 2002
ASSETS		
Current Assets:		
Cash and short-term investments	$ 18,166	$ 18,742
Receivables, less reserves of $724 and $1,306	35,316	33,536
Inventories	13,395	14,435
Linens in service	32,520	32,196
Prepaid expenses and other current assets	5,223	2,968
Deferred income taxes	6,110	16,478
Net current assets of discontinued segment (Note 4)	2,162	61,774
Total Current Assets	112,892	180,129
Property and Equipment:		
Land	6,044	5,449
Buildings and leasehold improvements	61,582	59,446
Machinery and equipment	109,714	109,101
Capitalized leased property	897	897
	178,237	174,893
Less – reserve for depreciation	99,684	98,208
Total Property and Equipment	78,553	76,685
Other:		
Goodwill	4,256	4,294
Other acquired assets	2,146	1,553
Cash surrender value of life insurance	27,576	25,349
Deferred income taxes	1,405	654
Miscellaneous	1,456	365
Net noncurrent assets of discontinued segment (Note 4)	—	1,836
Total Other Assets	36,839	34,051
Total Assets	$228,284	$290,865
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Current maturities of long-term debt (Note 7)	$ 237	$ 71,602
Accounts payable	21,740	19,208
Accrued wages and other compensation	9,300	10,716
Other accrued liabilities	20,318	29,893
Total Current Liabilities	51,595	131,419
Long-Term Debt, less current maturities (Note 7)	20,574	812
Other:		
Deferred compensation and pension liabilities	15,861	14,633
Other long-term liabilities	594	2,497
Total Other Liabilities	16,455	17,130
Shareholders' Equity:		
Common Stock, $1 par value, authorized 20,000,000 shares, issued: 9,471,538 shares	9,472	9,472
Capital surplus	4,481	4,200
Retained earnings	137,548	142,188
Accumulated other comprehensive (loss) income	(511)	—
Common Stock in treasury, at cost: 741,755 and 863,329 shares	(11,330)	(14,356)
Total Shareholders' Equity	139,660	141,504
Total Liabilities and Shareholders' Equity	$228,284	$290,865

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity

For Years Ended (Dollars in thousands)	January 25, 2003	January 26, 2002	January 27, 2001
COMMON STOCK ($1 PAR VALUE)			
Balance beginning of year	$ 9,472	$ 9,472	$ 9,472
Balance end of year	$ 9,472	$ 9,472	$ 9,472
CAPITAL SURPLUS			
Balance beginning of year	$ 4,200	$ 4,196	$ 4,196
Tax benefit of stock options exercised	281	4	—
Balance end of year	$ 4,481	$ 4,200	$ 4,196
RETAINED EARNINGS			
Balance beginning of year	$142,188	$168,677	$166,574
Net (loss) income	(65)	(22,709)	6,586
Cash dividends	(2,947)	(2,751)	(4,155)
Treasury stock reissued	(1,628)	(1,029)	(328)
Balance end of year	$137,548	$142,188	$168,677
ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME			
Balance beginning of year	$ —	$ (1,980)	$ (1,699)
Change in fair value of interest-rate swap (Note 8)	(170)	—	—
Other changes during year	(341)	(285)	(281)
Effect of discontinued operations (Note 4)	—	2,265	—
Balance end of year	$ (511)	$ —	$ (1,980)
COMMON STOCK IN TREASURY, AT COST			
Balance beginning of year	$ (14,356)	$ (16,046)	$ (15,131)
Treasury stock purchased	—	—	(1,287)
Treasury stock reissued	3,026	1,690	372
Balance end of year	$ (11,330)	$ (14,356)	$ (16,046)
SHAREHOLDERS' EQUITY, END OF YEAR	$139,660	$141,504	$164,319
Comprehensive (Loss) Income			
Net (loss) income	$ (65)	$ (22,709)	$ 6,586
Change in fair value of interest-rate swap, net of taxes of $90:			
Unrealized losses deferred during year	(220)	—	—
Realized losses reclassified to net (loss) income during year	50	—	—
Minimum pension liability adjustment, net of tax	(341)	—	—
Change in cumulative translation adjustment	—	(285)	(281)
Effect of discontinued operations (Note 4)	—	2,265	—
Total Comprehensive (Loss) Income	$ (576)	$ (20,729)	$ 6,305

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

For Years Ended (Dollars in thousands)	January 25, 2003	January 26, 2002	January 27, 2001
CASH FLOWS FROM OPERATING ACTIVITIES			
Income from continuing operations before extraordinary item	$ 11,006	$ 1,629	$ 3,047
Extraordinary loss, net of tax	(4,409)	—	—
Income from continuing operations	6,597	1,629	3,047
Non-cash items included in income from continuing operations:			
Depreciation	12,480	11,100	11,267
Amortization	737	1,974	2,235
Restructuring charge, net (Note 2)	(269)	4,180	—
Cash surrender value of life insurance	(2,227)	(2,721)	(1,674)
Change in working capital components of continuing operations, net of businesses acquired/disposed of:			
Receivables, net	(2,044)	2,535	1,899
Inventories and linens in service	1,511	1,835	9
Prepaid expenses and other current assets	720	1,014	(1,148)
Accounts payable	2,154	(6,908)	3,384
Compensation and other accruals	674	2,369	4,508
Income taxes	1,526	(4,686)	575
Utilization of restructuring reserves (Note 2)	(803)	—	—
Other, net	2,831	1,477	1,632
Net cash provided by operating activities of continuing operations	23,887	13,798	25,734
CASH FLOWS FROM INVESTING ACTIVITIES			
Expenditures for property and equipment, net	(14,651)	(13,873)	(10,595)
Cost of businesses acquired	(3,279)	(785)	—
Disposition of businesses and property	1,971	302	1,874
Net cash used in investing activities of continuing operations	(15,959)	(14,356)	(8,721)
CASH FLOWS FROM FINANCING ACTIVITIES			
Long-term debt repayments on refinancing and revolving debt	(140,103)	(28,390)	(1,789)
Borrowings of long-term revolving debt	88,500	12,000	—
Debt issuance costs	(794)	—	—
Repurchase of stock	—	—	(1,287)
Dividends paid	(2,947)	(2,751)	(4,155)
Treasury stock reissued	1,679	665	44
Net cash used in financing activities of continuing operations	(53,665)	(18,476)	(7,187)
CASH FLOWS FROM DISCONTINUED OPERATIONS			
Net cash provided by (used in) discontinued operations	45,161	17,465	(5,166)
Net (decrease) increase in cash and short-term investments	(576)	(1,569)	4,660
Cash and short-term investments at beginning of year	18,742	20,311	15,651
Cash and short-term investments at end of year	$ 18,166	$ 18,742	$ 20,311
Supplemental cash flow information:			
Income taxes (refunded) paid	$ (3,500)	$ 4,438	$ 3,508
Interest paid, net of amounts capitalized	$ 3,850	$ 7,688	$ 7,767

The accompanying notes are an integral part of the consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company provides textile rental and linen management services principally to healthcare institutions, and to a limited extent to hotels, motels and restaurants, in or near major metropolitan areas in the United States. The Company also operates a national chain of retail healthcare uniform and shoe stores primarily for nurses and other healthcare professionals with a fully-integrated catalogue and e-commerce operation.

In January 2002, the Company's Board of Directors approved a plan to discontinue the Manufacturing and Marketing segment, as discussed in Note 4, Discontinued Operations.

Principles of Consolidation

All subsidiaries are wholly-owned and are included in the consolidated financial statements. All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition

Textile service revenues are recognized at the time the service is provided to the customer. Net retail sales are recognized at the time the merchandise is shipped to or picked up by the customer. Returned products are estimated based on historical returns and are accrued as a reduction of sales and cost of sales at the time of the original sale. Volume-based rebates paid to customers are recorded as a reduction of textile service revenues at the time the related revenue is earned.

Reclassifications

Certain amounts in prior years have been reclassified to conform to current year presentation.

Use of Estimates

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which required the use of certain estimates by Management in determining the Company's assets, liabilities, revenues and expenses. Actual results may vary from these estimates.

Cash Equivalents

The Company considers short-term, highly-liquid investments (securities with an original maturity date of less than three months) as cash equivalents.

Inventories

Inventory costs are determined principally by the use of the retail inventory method, and are stated at the lower of cost or market. Substantially all of the Company's inventories are finished goods.

Linens in Service

Linens in service are stated at depreciated cost and amortized over their expected useful lives of one to two years.

Property and Equipment

Property and equipment are stated at cost. Renewals and betterments are capitalized. Property and equipment are depreciated over their expected useful lives (buildings — 15 to 40 years; machinery and equipment — three to 10 years). Depreciation is computed principally on the straight-line method. Leasehold improvements are amortized using the straight-line method over the lesser of their useful lives or lease terms.

Long-Lived Assets

The Company considers the possible impairment of its long-lived assets, excluding goodwill, whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company periodically assesses the carrying value of its long-lived assets by reviewing the current and projected cash flows of the property and recognizes impairment losses if it is determined that the carrying values are not recoverable.

Other Acquired Assets

Other acquired assets, consisting of customer contracts and non-competition agreements, are being amortized on the straight-line basis generally over periods of three to seven years.

Self-Insurance Programs

The Company is self-insured up to certain levels for workers' compensation, general liability and vehicle liability coverages after February 1, 1999. Provision for losses relating to these programs are recorded based on estimates for claims incurred using actuarial analyses. The estimated liabilities for these programs recorded in other accrued liabilities were $12,754,000 and $12,510,000 at January 25, 2003 and January 26, 2002, respectively. In addition, the Company is primarily self-insured for non-union employee medical coverage. The liability is determined actuarially based on claims filed and an estimate of claims incurred but not yet reported. The amounts included in accounts payable for this liability at January 25, 2003 and January 26, 2002 were $1,835,000 and $2,100,000, respectively.

Income Taxes
The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which utilizes the liability method. Under this method, deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities given the provisions of the enacted tax laws.

Stock-Based Compensation Plans
The Company applies the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and the related interpretations to account for its employee stock option plans. As a consequence, compensation expense is not recorded by the Company for the issuance of stock options.

Foreign Currency Translation
The Company accounts for foreign currency translation in accordance with SFAS No. 52, "Foreign Currency Translation." The cumulative effect of this method is reflected as accumulated other comprehensive income in shareholders' equity. In fiscal 2002, as part of the disposal of the Manufacturing and Marketing segment, the accumulated other comprehensive income related to foreign currency translation was reversed.

Earnings Per Share
Basic earnings per share is computed by dividing net income available to Common shareholders by the weighted average number of shares of Common Stock outstanding during the year. Diluted earnings per share is computed by dividing net income available to Common shareholders by the weighted average number of Common and Common equivalent shares outstanding using the treasury stock method.

Advertising Expense
Advertising expense, including cost of catalogues, charged to continuing operations in fiscal years 2003, 2002 and 2001 totaled $3,095,000, $3,343,000 and $3,465,000, respectively.

New Accounting Pronouncements
In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires that the purchase method of accounting be used and governs the initial recognition and measurement of intangible assets acquired in business combinations initiated after June 30, 2001. The Company has adopted SFAS No. 141 for all acquisitions consummated subsequent to June 30, 2001.

In June 2001, the FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill recorded as of June 30, 2001 is no longer amortized effective with the date of adoption, which is January 27, 2002 for the Company. Additionally, any goodwill recognized from a business combination completed after June 30, 2001 will not be amortized. Instead, goodwill will be tested for impairment as of the date of adoption and at least annually thereafter using a fair-value based analysis. The Company's initial impairment test as of January 27, 2002 and annual impairment test as of October 26, 2002 indicated there was no impairment of goodwill. See Note 5.

The FASB also issued SFAS No. 143, "Accounting for Asset Retirement Obligations" in June 2001. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective in fiscal 2004. Adoption of SFAS No. 143 is not expected to have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 144 establishes the accounting model for long-lived assets to be disposed of by sale, including discontinued operations, and the disposal of segments of a business. The Company adopted this statement effective January 27, 2002, and the adoption did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This statement rescinds, updates, clarifies and simplifies existing accounting pronouncements. Among other things, the statement rescinds SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. Under

SFAS No. 145, the criteria in APB No. 30 will now be used to classify those gains and losses. SFAS No. 145 is effective for financial statements issued for years beginning after May 15, 2002. As of January 25, 2003, the Company had not yet adopted SFAS No. 145. See Note 3.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement requires the recording of costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. The requirements of SFAS No. 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002. Previously issued financial statements will not be restated.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," which is required to be adopted in fiscal years beginning after December 15, 2002. This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair-value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

In November 2002, the FASB issued Interpretation No. (FIN) 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN 45 are effective for any guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The adoption of FIN 45 for the year ended January 25, 2003 did not have a material impact on the Company's consolidated financial position, results of operations or cash flows.

Effective November 22, 2002, the Emerging Issues Task Force (EITF) reached a consensus regarding EITF Issue No. 02-16, "Accounting by a Customer, Including a Reseller, for Cash Consideration Received from a Vendor." This consensus requires that payments from a vendor be classified as a reduction to the price of the vendor's goods and taken as a reduction to cost of sales unless the payments are (i) reimbursements for costs incurred to sell the product or (ii) payments for assets or services provided. The consensus also requires that payments from a vendor be recognized as a reduction to cost of sales on a rational and systematic basis. This consensus is effective for the Company beginning January 1, 2003. The Company currently recognizes vendor payments as a reduction to cost of sales on a rational and systematic basis and no change will be required by the Company in adopting this consensus, thereby having no material impact on the Company's consolidated financial position, results of operations or cash flows.

2. RESTRUCTURING ACTIVITIES

In the fourth quarter of fiscal 2002, the Company recorded restructuring and other charges of $4,180,000 ($3,804,000 after tax or $.44 per basic and diluted share) related primarily to the closing of certain retail stores and the liquidation of non-healthcare inventory in the Life Uniform segment. These charges consisted of inventory writedowns of $1,198,000 included in cost of goods sold and other charges totaling $2,982,000 included in restructuring charge, net. The other charges included an accrual for lease termination costs of $2,263,000 and writedowns of fixed assets and other assets totaling $719,000.

In fiscal 2003, the Company closed 25 of the 27 Life Uniform stores included in the plan of restructuring adopted in fiscal 2002. All of the inventory related to these 25 stores was disposed of or written off in fiscal 2003. Also in fiscal 2003, a total of $1,450,000 was charged to restructuring reserve, representing $803,000 of lease termination costs and $647,000 to write off the net book value of the assets in closed stores. In the fourth quarter of fiscal 2003, Management decided that two stores that were included in the restructuring plan would not be closed. Consequently, the Company reversed $269,000 of the restructuring charge related to these two stores, representing $204,000 of lease termination accruals and $65,000 to write down the net book value of assets. As of January 25, 2003, the remaining restructuring reserve of $1,263,000, primarily for estimated lease termination costs, is expected to be utilized in fiscal 2004.

3. EXTRAORDINARY ITEM

During the second quarter of fiscal 2003, the Company incurred a loss on early extinguishment of debt of $6,783,000 ($4,409,000 net of tax). The loss was due to a prepayment penalty of $6,684,000 paid to lenders in connection with the complete refinancing of the Company's debt following the sale of the Manufacturing and Marketing segment (plus the writeoff of unamortized loan fees of $99,000). In accordance with SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," the loss has been treated as an extraordinary item. Under SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections," effective in fiscal 2004, the loss on early extinguishment of debt will not be treated as an extraordinary item, and accordingly, results will be restated at that time to reflect this change in accounting treatment.

4. DISCONTINUED OPERATIONS

In January 2002, the Company announced plans to dispose of its Manufacturing and Marketing business. Consequently, the Manufacturing and Marketing segment was accounted for as a discontinued operation as of January 26, 2002; and, accordingly, its operating results and net assets are segregated in the Company's consolidated financial statements and related notes for all periods presented. The sale of certain assets of this segment's non-healthcare business to Cintas Corporation closed on April 19, 2002, and the sale of certain assets of the healthcare business to Medline Industries closed on May 17, 2002.

The consolidated balance sheets as of January 25, 2003 and January 26, 2002 reflect the segregation of the net assets of the discontinued Manufacturing and Marketing segment and writedown of those assets to their estimated net realizable value, as well as estimates of the costs of disposal and transition, summarized as follows:

(Dollars in thousands)	2003	2002
Writedown of assets to estimated net realizable value	$7,657	$23,365
Net curtailment gain in pension plan	175	(1,358)
Other costs of disposal, including operating losses during phase-out period	2,418	14,727
Tax benefit of disposal	(3,588)	(12,736)
Loss on disposal of discontinued segment, net of tax	$6,662	$23,998

The additional loss on disposal of the Manufacturing and Marketing segment recorded in fiscal 2003 was due primarily to a reduction in the value of inventories realized through transition and disposition of the business. The loss on disposal in fiscal 2002 included an estimated curtailment gain in the defined benefit pension plan due to the reduction of a significant portion of the workforce. The estimated gain was adjusted in fiscal 2003 to the actual gain of $1,183,000.

The net current assets of the discontinued segment of $2,162,000 at January 25, 2003 are primarily accounts receivable and inventory. Net noncurrent assets were completely disposed of or written off as of January 25, 2003.

Operating results for the Manufacturing and Marketing segment are included in the Consolidated Statements of Income as net (loss) income from operations of discontinued segment for all periods presented. Results for the discontinued segment are as follows:

(Dollars in thousands)	2003	2002	2001
Sales, including intersegment sales	$ —	$143,064	$148,789
Less – intersegment sales	—	26,165	26,122
Net sales	$ —	$116,899	$122,667
(Loss) income before income taxes	$ —	$ (539)	$ 5,906
(Benefit) provision for income taxes	—	(199)	2,367
Net (loss) income	$ —	$ (340)	$ 3,539

In accordance with SFAS No. 52, "Foreign Currency Translation," the cumulative translation adjustment, which related entirely to foreign operations of the discontinued segment, has been removed as a separate component of shareholders' equity and has been reported as part of the loss on disposal of discontinued operations.

5. GOODWILL AND OTHER ACQUIRED ASSETS

The Company's initial impairment test of goodwill indicated there was no impairment upon adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," on January 27, 2002. At the end of the third quarter ended October 26, 2002, the Company performed its annual impairment test of goodwill, which also resulted in no impairment as of that date. As of January 25, 2003, the carrying amount of goodwill allocated to the Textile Services and Life Uniform segments was $3,465,000 and $791,000, respectively. There were no material changes in the carrying amount of goodwill in fiscal 2003.

Following is a reconciliation of reported income from continuing operations before extraordinary item and net (loss) income, including related earnings (loss) per share, to adjusted amounts excluding goodwill amortization:

(Dollars in thousands, except per share amounts)	Fiscal Year Ended January 25, 2003	January 26, 2002	January 27, 2001
Income from continuing operations before extraordinary item:			
As reported	$11,006	$ 1,629	$3,047
Goodwill amortization, net of taxes	—	287	207
As adjusted	$11,006	$ 1,916	$3,254
Basic earnings per share:			
As reported	$ 1.27	$ 0.19	$ 0.35
As adjusted	1.27	0.22	0.38
Diluted earnings per share:			
As reported	$ 1.25	$ 0.19	$ 0.35
As adjusted	1.25	0.22	0.37
Net (loss) income:			
As reported	$ (65)	$(22,709)	$6,586
Goodwill amortization, net of taxes	—	355	270
As adjusted	$ (65)	$(22,354)	$6,856
Basic (loss) earnings per share:			
As reported	$ (0.01)	$ (2.64)	$ 0.76
As adjusted	(0.01)	(2.60)	0.79
Diluted (loss) earnings per share:			
As reported	$ (0.01)	$ (2.62)	$ 0.76
As adjusted	(0.01)	(2.58)	0.79

During the year ended January 25, 2003, the Textile Services segment acquired customer contracts totaling $1,593,000 with amortization periods of three to five years. Other acquired assets consisted of the following:

(Dollars in thousands)	January 25, 2003 Gross Carrying Amount	Accumulated Amortization	Other Acquired Assets, net	January 26, 2002 Gross Carrying Amount	Accumulated Amortization	Other Acquired Assets, net
Customer contracts	$5,923	$(4,411)	$1,512	$4,599	$(4,074)	$ 525
Non-compete covenants	2,650	(2,016)	634	2,590	(1,562)	1,028
Other acquired assets	$8,573	$(6,427)	$2,146	$7,189	$(5,636)	$1,553

Other acquired assets are scheduled to be fully amortized by fiscal 2008 with corresponding annual amortization expense estimated for each fiscal year as follows (dollars in thousands):

2004	$680
2005	533
2006	421
2007	342
2008	170

6. RETIREMENT BENEFITS

The Company has a non-contributory defined benefit pension plan covering primarily all domestic salaried and hourly administrative non-union personnel. The benefit formula is based on years of service and compensation during employment. The funding policy of the pension plan is in accordance with the requirements of the Employee Retirement Income Security Act of 1974. The funded status of the plan, the net pension liability at January 1, 2003 and January 1, 2002, and the net pension expense (income) for 2003, 2002 and 2001 were as follows:

(Dollars in thousands)	January 1, 2003	January 1, 2002
Change in benefit obligation:		
Benefit obligation at beginning of year	$19,574	$19,301
Service cost	612	641
Interest cost	1,269	1,307
Actuarial loss	871	421
Effect of curtailment – Manufacturing and Marketing participants (Note 4)	60	(807)
Benefits paid	(1,685)	(1,289)
Benefit obligation at end of year	$20,701	$19,574
Change in plan assets:		
Fair value of plan assets at beginning of year	$18,203	$20,047
Actual loss on plan assets	(1,220)	(555)
Benefits paid	(1,685)	(1,289)
Fair value of plan assets at end of year	$15,298	$18,203
Net pension liability:		
Funded status	$ (5,403)	$ (1,371)
Unrecognized actuarial loss (gain)	1,967	(1,625)
Unrecognized prior service cost	77	91
Unrecognized initial obligation	249	367
Net pension liability at end of year	$ (3,110)	$ (2,538)
Amounts recognized in the Consolidated Balance Sheets:		
Accrued benefit liability	$ (3,961)	$ (2,538)
Intangible asset	326	—
Accumulated other comprehensive income	525	—
Net liability recognized	$ (3,110)	$ (2,538)

(Dollars in thousands)	2003	2002	2001
Pension expense:			
Service cost	$ 612	$ 641	$ 601
Interest cost	1,269	1,307	1,281
Expected return on plan assets	(1,471)	$(1,655)	(1,585)
Plan curtailment (Note 4)	175	(1,358)	—
Amortization of prior service cost	20	20	20
Recognized actuarial gain	(33)	(73)	(103)
Net pension expense (income)	$ 572	$(1,118)	$ 214

	2003	2002	2001
Actuarial assumptions used in determining projected benefit obligation:			
Discount rate	6.25%	6.75%	7.00%
Expected return on plan assets	7.50%	8.50%	8.50%
Rate of compensation increase	5.00%	5.00%	5.00%

The Company's 401(k) retirement savings plan provides retirement benefits to eligible employees in addition to those provided by the defined benefit pension plan. The plan permits participants to voluntarily defer up to 12% of their compensation, subject to Internal Revenue Code limitations. The Company also contributes a percentage of the employee's salary to the account of each eligible employee. The Company's policy is to fully fund this plan. The cost for this plan was $487,000, $619,000 and $648,000, for fiscal years 2003, 2002 and 2001, respectively.

The Company maintains a voluntary deferred compensation plan providing retirement benefits to certain employees and directors in return for deferral of compensation payments. The amount of the retirement benefit is determined based on the amount of compensation deferred and is payable over 15 years following retirement. In addition, the Company maintains a supplemental retirement benefit plan for selected employees. The benefit amount is determined as a percentage of final average compensation, as defined, and is generally payable over 120 months beginning at age 65. The liability recorded in deferred compensation and other long-term liabilities for future retirement obligations related to these plans as of January 25, 2003 and January 26, 2002 was $13,616,000 and $13,348,000, respectively. The Company funds these liabilities through the purchase of company-owned life insurance policies on plan participants.

The Company does not provide retirees with post-retirement benefits other than pensions.

7. LONG-TERM DEBT

The following table summarizes information with respect to long-term debt for 2003 and 2002:

(Dollars in thousands)	2003	2002
Note to banks due May 30, 2005	$20,000	—
10.2% notes to insurance company, due annually to November 1, 2004	—	$29,375
8.225% notes to insurance companies, due May 1, 2006	—	30,000
5.73% note to bank, due June 28, 2004	—	12,000
Other long-term debt including obligations under capital leases	811	1,039
	20,811	72,414
Less – current maturities	237	71,602
	$20,574	$ 812

As discussed in Note 3, the Company refinanced its existing debt in the second quarter of fiscal 2003. At that time, the 10.2% and 8.225% notes to insurance companies were repaid using proceeds from the sale of the Manufacturing and Marketing segment and $22,500,000 of borrowings from a new $70,000,000 unsecured revolving credit facility with three banks. The term of the credit facility is three years with two optional one-year extensions. Amounts borrowed under the credit facility bear interest at a rate equal to either (i) LIBOR plus a margin, or (ii) a Base Rate defined as the higher of the Federal Funds Rate plus .50% or the Prime Rate. The margin is based on the Company's ratio of "Funded Debt" to "EBITDA," as each is defined in the Loan Agreement. In connection with the refinancing, the Company paid debt issuance costs totaling $794,000 that are being amortized over three years.

As of January 25, 2003, the outstanding balance of the note to banks under the revolving loan agreement was $20,000,000 with an interest rate of LIBOR plus 1% (2.4375% as of January 25, 2003). The Company has entered into an interest-rate swap agreement, discussed in Note 8, to fix the interest rate (excluding the margin) at 3.58% on $10,000,000 of the outstanding balance. Furthermore, the Company has $10,300,000 in letters of credit outstanding as of January 25, 2003, of which $8,002,000 reduces the amount available to borrow under the line of credit to $41,998,000. The Company pays a fee on the unused funds based on the ratio of "Funded Debt" to "EBITDA" described above (currently .20%).

Aggregate maturities of long-term debt for each of the two years subsequent to January 31, 2004, are $251,000 and $20,323,000, respectively.

The Company is subject to certain financial covenants under its loan agreements. One of these covenants requires that the Company maintain a minimum consolidated net worth of $112,600,000 plus an aggregate amount equal to 50% of quarterly net income beginning with the second quarter of fiscal 2003 (with no reduction for net losses). The Company is in compliance with this and all other loan covenants.

The estimated fair value of the Company's debt at January 25, 2003 approximates book value since the interest rates on nearly all of the outstanding borrowings are frequently adjusted. Based on the borrowing rates currently available for debt instruments with similar terms and average maturities, the estimated fair value of the Company's long-term debt (assuming the original maturity dates) as of January 26, 2002 was $78,894,000.

8. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company entered into an interest-rate swap agreement with one of its lenders effective September 9, 2002. The swap agreement fixes the variable portion of the interest rate at 3.58% on $10,000,000 of the outstanding debt under the revolving line of credit until termination on May 30, 2007. The Company has elected to apply cash flow hedge accounting for the interest-rate swap agreement in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Accordingly, the derivative is recorded as an asset or liability at its fair value. The effective portion of changes in the fair value of the derivative, as measured quarterly, is reported in accumulated other comprehensive income, and the ineffective portion, if any, is reported in net income of the current period. As of January 25, 2003, the Company has recorded a long-term liability of $260,000 and the related loss is included in accumulated other comprehensive (loss) income, net of tax.

To minimize price risk due to market fluctuations, the Company has entered into fixed-price contracts for approximately 55% of its estimated natural gas purchase requirements in the next 12 months. Although these contracts are considered derivative instruments, they meet the normal purchases exclusion contained in SFAS No. 133, as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," and are therefore exempted from the related accounting requirements.

9. INCOME TAXES

The provision for income taxes from continuing operations consisted of the following:

(Dollars in thousands)	2003	2002	2001
Current:			
Federal	$4,702	$ 2,801	$2,180
State	161	310	348
Foreign	43	70	75
Deferred:			
Federal	(536)	(2,738)	(992)
State	(90)	(282)	(110)
	$4,280	$ 161	$1,501

Reconciliation between the statutory income tax rate and effective tax rate from continuing operations is summarized below:

	2003	2002	2001
Statutory rate	34.0%	34.0%	34.0%
State tax, net of federal benefit	2.8	1.0	3.5
Effect of permanent items:			
Cash surrender value, net of expense	(3.2)	(19.2)	(2.0)
Goodwill amortization	—	4.6	1.7
Meals and entertainment	0.5	3.8	1.0
Other	(0.8)	(0.9)	0.4
Effect of tax credits from employment programs	(5.3)	(14.3)	(5.6)
	28.0%	9.0%	33.0%

The tax effect of significant temporary differences representing deferred tax assets and liabilities were as follows:

(Dollars in thousands)	January 25, 2003	January 26, 2002
Deferred tax assets:		
Deferred compensation	$ 5,163	$ 5,202
Insurance reserves not yet deductible	5,079	4,885
Customer contracts	2,045	2,299
Loss on disposal of discontinued segment	1,242	12,736
Other	9,701	10,538
	23,230	35,660
Deferred tax liabilities:		
Depreciation	(7,162)	(9,838)
Linen amortization	(8,129)	(8,247)
Other	(424)	(443)
	(15,715)	(18,528)
Net deferred tax assets	$ 7,515	$ 17,132

The deferred tax asset related to discontinued operations consists primarily of the writedown of inventory and fixed assets, estimated severance payments and estimated losses on transitional operations.

Temporary differences of approximately $8,816,000 related to investments in foreign subsidiaries are expected to reverse in fiscal 2004. Included in deferred tax liabilities is $441,000 related to these temporary differences.

10. PREFERRED STOCK

The Company has two classes of authorized Preferred Stock: Class A, $1 stated value per share, authorized in the amount of 100,000 shares; and Class B, authorized in the amount of 2,500,000 shares. At January 25, 2003, no shares of Class A or Class B were outstanding.

11. SHAREHOLDER RIGHTS PLAN

The Company has a Shareholder Rights Plan, under which a Right is attached to each share of the Company's Common Stock. The Rights may only become exercisable under certain circumstances involving actual or potential acquisitions of the Company's Common Stock by a person or group of affiliated or associated persons. Depending upon the circumstances, if the Rights become exercisable, the holders thereof may be entitled to purchase units of the Company's Class B Series 2 Junior Participating Preferred Stock, shares of the Company's Common Stock or shares of common stock of the surviving or acquiring company. The Rights will remain in existence until September 7, 2008, unless they are earlier exercised, redeemed or exchanged.

12. STOCK-BASED COMPENSATION PLANS

The Company has various stock option and stock bonus plans that provide for the granting to certain employees and directors of incentive stock options, non-qualified stock options, restricted stock and performance awards. A total of 1,725,000 shares have been authorized to be issued under all such plans. Options and awards have been granted at the fair market value at the date of grant, although certain plans allow for awards to be granted at a price below fair market value. Options vest over four years and are exercisable not less than six months nor more than 10 years after the date of grant.

As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans other than for restricted stock and performance-based awards, as to which the amounts charged to expense in fiscal years 2003, 2002 and 2001 totaled $279,000, $295,000 and $404,000, respectively.

A summary of the status of the Company's stock option plans for fiscal years 2003, 2002 and 2001 and changes during the years then ended is presented in the table below:

	2003		2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	975,025	$13.78	906,150	$15.10	754,815	$20.18
Granted	134,900	16.52	151,000	10.37	334,000	7.32
Exercised	(111,425)	11.04	(3,625)	7.25	—	—
Lapsed	(137,200)	15.19	(78,500)	22.70	(182,665)	21.88
Outstanding at end of year	861,300	$14.35	975,025	$13.78	906,150	$15.10
Options exercisable at year end	477,030	$16.17	473,511	$17.58	364,292	$21.70
Options available for future grant	255,819		287,253		431,982	
Weighted average fair value for options granted during the year	$3.66		$2.81		$2.12	

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in fiscal 2003, 2002 and 2001, respectively: risk-free interest rates of 3.3%, 5.2% and 6.8%; expected dividend yields of 4.3%, 4.5% and 4.4%; volatilities of 30.7%, 33.8% and 31.4%; and expected lives of nine to 10 years in all periods. The range of exercise prices for the 861,300 options outstanding at year end was $7.25 to $25.50, and the weighted-average remaining contractual life was 6.2 years.

Had compensation expense for stock-based compensation plans for 2003, 2002 and 2001 been determined consistent with SFAS No. 123, the Company's net income and earnings per share would approximate the following pro forma amounts:

(Dollars in thousands, except per share amounts)	2003	2002	2001
Net (loss) income:			
As reported	$ (65)	$(22,709)	$6,586
Pro forma	(520)	(23,139)	6,250
Basic (loss) earnings per share:			
As reported	$(.01)	$ (2.64)	$ .76
Pro forma	(.06)	(2.69)	.72
Diluted (loss) earnings per share:			
As reported	$(.01)	$ (2.62)	$ .76
Pro forma	(.06)	(2.67)	.72

SFAS No. 123 does not apply to awards prior to 1996, nor are the effects of its application in this disclosure indicative of the pro forma effect on net income in future years.

13. EARNINGS PER SHARE

The following table reconciles weighted average shares outstanding to amounts used to calculate basic and diluted earnings per share for fiscal years 2003, 2002 and 2001:

(Dollars and shares in thousands, except per share amounts)	2003	2002	2001
Net income available to Common shareholders:			
Income from continuing operations before extraordinary item	$11,006	$ 1,629	$3,047
Extraordinary loss on early extinguishment of debt, net of tax	(4,409)	—	—
(Loss) income from operations of discontinued segment, net of tax	—	(340)	3,539
Loss on disposal of discontinued segment, net of tax	(6,662)	(23,998)	—
Net (loss) income	$ (65)	$(22,709)	$6,586
Weighted average shares:			
Average shares outstanding	8,669	8,598	8,634
Effect of dilutive securities – option shares	154	66	47
Average shares outstanding, adjusted for dilutive effects	8,823	8,664	8,681
Earnings (loss) per share – basic:			
Income from continuing operations before extraordinary item	$ 1.27	$ .19	$ .35
Extraordinary loss	(.51)	—	—
(Loss) income from operations of discontinued segment	—	(.04)	.41
Loss on disposal of discontinued segment	(.77)	(2.79)	—
Net (loss) income	$ (.01)	$ (2.64)	$ .76
Earnings (loss) per share – diluted:			
Income from continuing operations before extraordinary item	$ 1.25	$ .19	$ .35
Extraordinary loss	(.50)	—	—
(Loss) income from operations of discontinued segment	—	(.04)	.41
Loss on disposal of discontinued segment	(.76)	(2.77)	—
Net (loss) income	$ (.01)	$ (2.62)	$ .76

14. COMMITMENTS AND CONTINGENCIES

Future minimum payments by year and in the aggregate under operating leases with initial or remaining terms of one year or more, consisted of the following at January 25, 2003:

(Dollars in thousands)	Minimum Payments
2004	$13,209
2005	11,988
2006	10,944
2007	10,505
2008	9,321
Later years	7,049
Total minimum lease payments	$63,016

Rental expense for all operating leases consisted of:

(Dollars in thousands)	2003	2002	2001
Minimum rentals	$14,282	$14,787	$13,978
Contingent rentals	460	346	437
	$14,742	$15,133	$14,415

The Company carries insurance policies on insurable risks with coverage and other terms that it believes to be appropriate. The Company generally has self-insured retention limits and has obtained fully-insured layers of coverage above such self-insured retention limits. Accruals for self-insurance losses are made based on claims experience. Liabilities for existing and unreported claims are accrued for when it is probable that future costs will be incurred.

The Company is a party to various claims and legal proceedings which arose in the ordinary course of its business. Although the ultimate disposition of these proceedings is not presently determinable, Management does not believe that an adverse determination in any or all of such proceedings will have a material adverse effect upon the consolidated financial condition or operating results of the Company.

15. BUSINESS SEGMENT INFORMATION

Historically, the Company has operated principally in three industry segments: Textile Services, Manufacturing and Marketing and Life Uniform. Manufacturing and Marketing has been treated as a discontinued operation for all years presented in this report. The Company's continuing business segments, including products and principal markets, are described elsewhere in this report.

(Dollars in thousands)	2003	2002	2001
Combined sales and revenues:			
Textile Services	$271,250	$259,078	$242,623
Life Uniform	92,169	90,985	92,675
	$363,419	$350,063	$335,298
Income from continuing operations before income taxes:			
Textile Services	$ 21,904	$ 18,741	$ 14,526
Life Uniform	2,948	(4,951)	2,454
Interest, corporate expenses and other, net	(9,566)	(11,992)	(12,232)
Eliminations	—	(8)	(200)
	$ 15,286	$ 1,790	$ 4,548
Assets (as of year end):			
Textile Services	$145,829	$140,498	$141,916
Life Uniform	29,015	30,318	32,177
Corporate	51,278	56,439	46,805
Net assets of discontinued segment	2,162	63,610	109,357
	$228,284	$290,865	$330,255
Depreciation and amortization:			
Textile Services	$ 10,115	$ 9,621	$ 9,541
Life Uniform	2,445	2,686	3,033
Corporate	657	767	928
	$ 13,217	$ 13,074	$ 13,502
Capital additions, net:			
Textile Services	$ 11,801	$ 10,134	$ 6,998
Life Uniform	2,516	3,694	3,591
Corporate	334	45	6
	$ 14,651	$ 13,873	$ 10,595

All of the Company's sales and revenues of its continuing business segments are provided in the United States. The Company has no one major customer. Corporate assets consist primarily of cash, investments, deferred income taxes, cash surrender value of company-owned life insurance, information systems equipment and office furniture and fixtures. Corporate expenses consist of the Company's principal administrative and financial functions, which are centrally managed. Capital additions do not include the cost of properties acquired in business acquisitions.

16. UNAUDITED QUARTERLY FINANCIAL DATA

Quarterly results for 2003 and 2002 are shown below:

Fiscal 2003 Quarter Ended (Dollars in thousands, except per share amounts)	April 27	July 27	October 26	January 25
Combined sales and revenues:				
Textile Services	$68,381	$66,795	$68,108	$67,966
Life Uniform	24,876	21,731	24,525	21,037
	$93,257	$88,526	$92,633	$89,003
Gross profit:				
Textile Services	$14,081	$13,996	$13,602	$10,713
Life Uniform	12,790	11,614	13,359	12,213
	$26,871	$25,610	$26,961	$22,926
Income from continuing operations before income taxes:				
Textile Services	$ 5,884	$ 6,478	$ 5,770	$ 3,772
Life Uniform	701	151	1,256	840
Interest, corporate expenses and other, net	(3,058)	(1,960)	(1,947)	(2,601)
	$ 3,527	$ 4,669	$ 5,079	$ 2,011
Income from continuing operations before extraordinary item	$ 2,293	$ 3,268	$ 3,555	$ 1,890
Extraordinary loss	—	(4,409)	—	—
Income (loss) from continuing operations	2,293	(1,141)	3,555	1,890
Loss from discontinued operations	(4,447)	(961)	(894)	(360)
Net (loss) income	$ (2,154)	$ (2,102)	$ 2,661	$ 1,530
Income from continuing operations before extraordinary item:				
Basic earnings per share*	$ .27	$ .38	$ .41	$ .22
Diluted earnings per share*	$ .26	$ .37	$ .40	$ .21

Fiscal 2002 Quarter Ended (Dollars in thousands, except per share amounts)	April 28	July 28	October 27	January 26
Combined sales and revenues:				
Textile Services	$65,285	$64,585	$65,095	$ 64,113
Life Uniform	23,902	20,774	23,930	22,379
	$89,187	$85,359	$89,025	$ 86,492
Gross profit:				
Textile Services	$11,182	$11,587	$11,548	$ 11,777
Life Uniform	12,264	11,046	12,445	9,450
	$23,446	$22,633	$23,993	$ 21,227
Income (loss) from continuing operations before income taxes:				
Textile Services	$ 4,740	$ 4,831	$ 4,785	$ 4,385
Life Uniform	(61)	(712)	812	(4,990)
Interest, corporate expenses and other, net	(3,142)	(3,364)	(3,133)	(2,361)
	$ 1,537	$ 755	$ 2,464	$ (2,966)
Income (loss) from continuing operations	$ 1,399	$ 687	$ 2,242	$ (2,699)
Income (loss) from discontinued operations	50	208	(437)	(24,159)
Net income (loss)	$ 1,449	$ 895	$ 1,805	$(26,858)
Income (loss) from continuing operations:				
Basic and diluted earnings per share*	$ .16	$ .08	$ .26	$ (0.31)

*Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share may not equal the total earnings per share for the year.

Report of Independent Public Accountants

To the Shareholders of Angelica Corporation:

We have audited the accompanying consolidated balance sheet of Angelica Corporation and subsidiaries (the "Company") as of January 25, 2003, and the related consolidated statements of income, shareholders' equity and cash flows for the year then ended. These fiscal 2003 consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Angelica Corporation and subsidiaries as of January 26, 2002 and for the years ended January 26, 2002 and January 27, 2001 (fiscal 2002 and 2001, respectively) were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements in their report dated March 21, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the fiscal 2003 consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at January 25, 2003, and the consolidated results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in the notes to the consolidated financial statements, effective January 27, 2002, the Company changed its method of accounting for goodwill to conform to Statement of Financial Accounting Standard (Statement) No. 142, "Goodwill and Other Intangible Assets."

As discussed above, the consolidated financial statements of Angelica Corporation as of January 26, 2002, and for the two years then ended were audited by other auditors who have ceased operations. As described in Note 5, these consolidated financial statements have been revised to include the transitional disclosures required by Statement No. 142, which was adopted by the Company as of January 27, 2002. Our audit procedures with respect to the disclosures in Note 5 with respect to fiscal 2002 and 2001 included (i) agreeing the previously reported net income to the previously issued financial statements and the adjustments to reported net income representing amortization expense (including any related tax effects) recognized in those periods related to goodwill as a result of initially applying Statement No. 142 (including any related tax effects) to the Company's underlying records obtained from management, and (ii) testing the mathematical accuracy of the reconciliation of adjusted net income to reported net income, and the related earnings per share amounts. In our opinion, the disclosures for fiscal 2002 and fiscal 2001 in Note 5 are appropriate. However, we were not engaged to audit, review, or apply any procedures to the fiscal 2002 and fiscal 2001 consolidated financial statements of the Company other than with respect to such disclosures and, accordingly, we do not express an opinion or any other form of assurance on the fiscal 2002 and fiscal 2001 consolidated financial statements taken as a whole.

Deloitte & Touche LLP

Deloitte & Touche, LLP
St. Louis, Missouri
March 13, 2003

Report of Independent Public Accountants

[The following report is a copy of a report previously issued by Arthur Andersen LLP in connection with the Company's Annual Report to Shareholders for the year ended January 26, 2002. This opinion has not been reissued by Arthur Andersen LLP, which has ceased operations. In fiscal 2003, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." As described in Note 5, the Company has presented the transitional disclosures for fiscal 2002 and 2001 required by SFAS No. 142. The Arthur Andersen LLP report does not extend to these transitional disclosures. These disclosures are reported on by Deloitte & Touche LLP as stated in their report appearing on page 31.]

To Angelica Corporation:

We have audited the accompanying consolidated balance sheets of Angelica Corporation (a Missouri corporation) and subsidiaries as of January 26, 2002 and January 27, 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended January 26, 2002. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Angelica Corporation and subsidiaries as of January 26, 2002 and January 27, 2001, and the results of their operations and their cash flows for each of three years in the period ended January 26, 2002, in conformity with accounting principles generally accepted in the United States.



Arthur Andersen LLP
St. Louis, Missouri
March 21, 2002

Report of Management

The Management of Angelica Corporation is responsible for the preparation and integrity of all financial information presented in this Annual Report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States, and necessarily include amounts based on informed judgments and estimates of Management.

The Company seeks to assure the integrity and objectivity of the data in the financial statements through a system of internal accounting controls. These controls, augmented by the Company's internal audit function, are designed to provide reasonable assurance that assets are properly safeguarded and transactions are executed in accordance with proper authorization. Necessary records are maintained to provide accurate data for the preparation of financial statements and for audit purposes.

The Company's independent public accountants, Deloitte & Touche LLP (and for fiscal 2002 and prior years, Arthur Andersen LLP), are engaged to audit the financial statements and to render an opinion thereon, which opinions appear on page 31 and this page. Their audits considered the Company's system of internal accounting controls to the extent they deemed necessary to determine the nature, timing and extent of their audit tests.

The Company's Code of Conduct and Ethics requires employees to maintain the highest standard of ethical conduct in all their business activities, and compliance is regularly monitored.



Don W. Hubble
Chairman, President and Chief Executive Officer



Theodore M. Armstrong
Senior Vice President and Chief Financial Officer

Report of Audit Committee

The Audit Committee operates under a written Charter adopted by the Board of Directors. The Committee is composed of four directors appointed by our Board of Directors. Our Board of Directors considers each member of the Committee "independent" under each of the Sarbanes-Oxley Act of 2002 and the listing standards of the New York Stock Exchange.

Management is responsible for our financial statements, internal controls and the financial reporting process. The independent auditors are responsible for performing an independent audit of the consolidated financial statements in accordance with auditing standards generally accepted in the United States and for issuing their report. The Committee's responsibility is to monitor and oversee these processes.

On April 15, 2002, our Board of Directors approved the decision to change independent auditors from Arthur Andersen LLP to Deloitte & Touche LLP upon the recommendation of the Audit Committee.

The Committee reviewed and discussed with management and Deloitte & Touche our audited consolidated financial statements for the fiscal year ended January 25, 2003. Management represented to the Committee that those financial statements were prepared in accordance with accounting principles generally accepted in the United States. Deloitte & Touche expressed its opinion to the Committee that those audited consolidated financial statements present fairly, in all material respects, our financial position at January 25, 2003 and results of operations for the year then ended. The Committee discussed with Deloitte & Touche the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees).

Deloitte & Touche also provided to the Committee the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Committee discussed with Deloitte & Touche that firm's independence. The Committee concluded that the audit and non-audit services provided by Deloitte & Touche were compatible with maintaining Deloitte & Touche's independence as Angelica's independent auditors.

Based on the Committee's discussions with management and Deloitte & Touche, and the Committee's review of the representation of management and the report of Deloitte & Touche to Angelica, the Committee recommended that the Board of Directors include the audited consolidated financial statements in the Annual Report on Form 10-K for the fiscal year ended January 25, 2003 filed with the Securities and Exchange Commission.



David A. Abrahamson
Chairman of the Audit Committee

SHAREHOLDER INFORMATION

Transfer Agent, Registrar,
Dividend Disbursing Agent and
Dividend Reinvestment Agent

UMB Bank

Communications concerning dividend checks, dividend reinvestment plan, consolidation of accounts, amount of dividends paid, change of address, lost stock certificates or transfer of stock ownership should be directed to:

Stock Transfer Department
UMB Bank
Post Office Box 410064
Kansas City, Missouri 64141

Independent Public Accountants
Deloitte & Touche LLP
St. Louis, Missouri

Stock Exchange/Symbol
NYSE/AGL

Form 10-K
A copy of the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission (but without exhibits), will be furnished without charge to any shareholder upon written request to:

Investor Relations
Angelica Corporation
424 South Woods Mill Road
Chesterfield, Missouri 63017

Annual Meeting
The Annual Meeting of Shareholders will be held at 10:00 a.m. on Wednesday, May 28, 2003, at:

Saint Louis Club
14th Floor
7701 Forsyth Boulevard
Clayton, Missouri

PRINCIPAL OFFICES

Corporate Offices

Angelica Corporation
424 South Woods Mill Road
Chesterfield, Missouri 63017
314/854-3800
www.angelica.com

Textile Services

Angelica Textile Services
Executive Offices
655 Engineering Drive – Suite 370
Norcross, Georgia 30092
678/421-1700

Angelica Textile Services
Administrative Offices
700 Rosedale Avenue
St. Louis, Missouri 63112
314/889-1111

Life Uniform

Life Uniform & Shoe Shops
General Offices
700 Rosedale Avenue
St. Louis, Missouri 63112
314/889-1111